

October 3, 2014

<u>Via E-mail</u>
Kevin Kortje
Chief Financial Officer
Qwick Media Inc.
3162 Thunderbird Crescent
Burnaby, British Columbia
Canada V5A 3G4

     **Re: Qwick Media Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2013
          Filed April 30, 2014
          File No. 000-32981**

Dear Mr. Kortje:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Patrick Gilmore

          Patrick Gilmore
          Accounting Branch Chief